FUNDING AGREEMENT

This Agreement (the "Agreement") is made as of this the day of [EFFECTIVE DATE] (the "Effective Date") by and between This Land Film LLC, with an address of 4088 26th St., San Francisco, CA, 94131 (the "Production Company") and [INVESTOR NAME] (the "Funder").

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and intending to be legally bound, Funder and Production Company (each a "Party," and collectively, the "Parties") agree as follows:

1.0 FUNDS. Funder shall provide to Production Company the amount of $[AMOUNT] (the "Investment") for use in the production of, and, if funds remain, the marketing and distribution of, the feature length motion picture currently entitled *This Land* (the "Picture"), to be directed by Matthew Palmer. Funder shall have no rights hereunder unless and until the entire Investment is timely received by Production Company in its required account, in US dollars.

2.0 EXCLUSIVE USE. Production Company shall use funding proceeds as provided in Section 1.0 and not for general expense or other projects. Production Company has no obligation to greenlight production of the Picture, or to continue to produce or exploit the Picture, such as, for example, in the event of force majeure.

3.0 SHARE OF REVENUE. Subject to the other terms and conditions of this Agreement, Gross Proceeds (as defined in 4.0) will be allocated as follows:

3.1 First, if necessary, Production Company shall have the right to repay any higher priority investors, including any premium owed, such as debt investors (creditors) or 'last in, first out' investors, provided that such amounts are used by Production Company towards the production, marketing, or distribution of the Picture.

3.2 One hundred percent (100%) of Gross Proceeds shall be paid to Funder and the Additional Financiers (the "Additional Financiers"), defined as any individual or company that invests in or provides funds that contribute to the production, marketing, and distribution of the Picture, on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the funds raised for the production, marketing, and distribution of the Picture) and pari passu basis until such time, if ever, as Funder and Additional Financiers have received an amount equal to one hundred twenty-five percent (125%) of their investment; and

3.3 Third, Following such time, if ever, as Funder has recouped an amount equal to one hundred twenty-five percent (125%) of the investments and the Additional Financiers have recouped an amount equal to one hundred twenty-five percent (125%) of the investment, then any remaining Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows:

(a) sixty-five percent (65%) to Production Company ("Production Company's Net Proceeds"); and

(b) thirty-five percent (35%) to Funder and the Additional Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the funds raised for the production, marketing, and distribution of the Picture) and pari passu basis. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Production Company's share of Net Proceeds.

    (i) The 35% distribution split assumes that the Funder and Additional Financiers contribute the entire budget of the project to the Production Company. To the extent they contribute less than the entire budget, the 35% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Funder and Additional Financiers, that would equal 80% of the $1M, which would result in them receiving 80% of the 35% split, or 28% of the Net proceeds.

4.0 GROSS PROCEEDS. As used herein, "Gross Proceeds" shall mean any and all amounts received by Production Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, after deduction of the following:

(a) third party sales agent;
(b) actual, third party, out of pocket amounts incurred by or on behalf of Production Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;
(c) ongoing third party accounting costs and expenses actually incurred by or on behalf of Production Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;
(d) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);
(e) any reasonable reserve amounts, as determined by Production Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

5.0 AUDITING. At any point following closure of this offering, or commencement of principal photography of the Picture if earlier, Funder may request in writing an audit of Production Company's accounts for the Picture. Such audit would be at the Funder's expense, shall require at least ten (10) days' written notice, and the Production Company shall fully cooperate with the Funder's auditor.

6.0 CREDIT. Funder shall receive a Thank You credit in the end titles of the Picture, and if Funder invests at least $15,000 it shall receive instead an "Executive Producer" credit in the main titles; such screen credits shall be in a size of type, placement, font, and all other aspects to be determined by Production Company. Any inadvertent failure or omission as to credit shall not constitute breach of this Agreement.

7.0 PREMIERE. If Funder invests at least $1,000, an invitation to attend the 'cast and crew' premiere, if any, of the Picture, or the US commercial premiere, if any, as selected by Production Company, will be extended to Funder. Funder shall be solely responsible for any travel and other expenses related to such attendance.

8.0 WARRANTIES AND REPRESENTATIONS; INTELLECTUAL PROPERTY. Funder hereby warrants and represents to Production Company that Funder has the complete authority and power to enter into this Agreement. Funder acknowledges that it (or he/she) has received any and all material information related to Production Company, the Picture, this investment, the entertainment industry, and how Production Company intends to generate revenue, and the expenses it expects to incur related hereto, and the risks of this investment, and Production Company has answered any and all questions Funder may have had. Funder acknowledges that it might not recoup part or all of its Investment. Funder acknowledges that all securities-related laws and regulations have been complied with by Production Company and its personnel, and Funder shall make no claim inconsistent with this acknowledgment. Funder acknowledges that it shall not be deemed as possessing or acquiring any interest in the copyright, trademark, or other rights in or to the Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters, plot, dialogue, themes, visuals, 'world' or 'universe', or other elements of the foregoing, nor shall Funder be deemed as acquiring any shares, membership units, or other ownership interest in Production Company as an entity, except by separate written agreement (such as an LLC Operating Agreement) executed by Funder and Production Company's authorized signatory.

9.0 ASSIGNMENT. Funder shall have no right to assign this Agreement or any part hereof, and acknowledges that this investment is not being done for purposes of resale. Funder acknowledges that any sale or other transfer of or related to this investment or Agreement may not be permitted under applicable securities regulations. Production Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

10.0 NO EQUITABLE RELIEF. In the event of a breach of this Agreement by Production Company, the rights and remedies of Funder shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Funder be entitled to enjoin or restrain the production or distribution or exhibition of the Picture or any element thereof, or the use, publication, or dissemination of any advertising or marketing issued in connection therewith, and Funder irrevocably waives any right to equitable or injunctive relief.

11.0 INDEMNIFICATION. Funder shall indemnify and hold harmless Production Company and the parents, affiliates, and subsidiary companies thereof, and the successors, licensees, and assigns thereof, and their respective directors, managers, employees, agents, personnel, shareholders, owners, representatives, from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by Funder.

12.0 AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of California. The parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state and local courts within the State of California. This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void or voidable, it shall be curtailed only to the extent of such voidness or voidability, and shall otherwise not affect the validity of that provision or any other provision of this Agreement. Funder specifically acknowledges that acceptance of this investment is at the sole and absolute discretion of Production Company, and there shall not be deemed to be any agreement between Funder and Production Company unless and until this Agreement is countersigned by Production Company.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement with the full power and authority to enter into and perform the rights and obligations contained herein as of the day and year first above written.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

This Land Film LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **INVESTOR:**

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited